August 21, 2012

Oppenheimer Equity Fund

6803 S. Tucson Way
Centennial, CO 80112

Ladies and Gentlemen:

We have acted as counsel to Oppenheimer Equity Fund, a Delaware statutory trust (the “Trust”), in connection with the filing with the U.S. Securities and Exchange Commission (“SEC”) of Post-Effective Amendment No. 103 to the Registration Statement on Form N-1A (File No. 2-11052) of the Trust (the “Registration Statement”) for the purpose of the Trust adopting the Registration Statement as a successor entity pursuant to Rule 414 of the Securities Act of 1933, as amended (the “1933 Act”) and registering an indefinite number of Class A, Class B, Class C, Class N and Class Y shares of beneficial interest of the Trust (the “Shares”) under the 1933 Act. Capitalized terms used but not defined in this opinion letter have the meanings given to them in the Governing Instrument (defined below).

You have requested our opinion as to the matters set forth below in connection with the filing of the Registration Statement. For purposes of rendering that opinion, we have examined the Registration Statement, Post-Effective Amendment No. 101 to the Registration Statement, the Certificate of Trust for the Trust as filed in the Office of the Secretary of State of the State of Delaware on August 15, 2012 (the “Certificate”), the Agreement and Declaration of Trust for the Trust dated as of August 15, 2012 (the “Governing Instrument”), the Bylaws of the Trust dated as of August 15, 2012 (the “Bylaws”) and the resolutions adopted by the initial Board of Trustees via unanimous written consent on August 15, 2012, which provides for the issuance of the Shares (the “Resolutions” and, collectively with the Governing Instrument and the Bylaws, the “Governing Documents”), and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also relied on a certificate of an officer of the Trust. Insofar as the opinion relates to matters that are governed by the laws of the State of Delaware, we have relied, with your consent, solely on the opinion of Morris, Nichols, Arsht & Tunnell LLP, a copy of which is being provided concurrently to you. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Shares to be issued pursuant to the Registration Statement have been duly authorized for issuance by the Trust; and

2.	When issued and paid for upon the terms provided in the Registration Statement, the Shares to be issued pursuant to the Registration Statement will be validly issued, fully paid and non-assessable.

This opinion is rendered solely in connection with the filing of the Registration Statement. We hereby consent to the filing of this opinion with the SEC in connection with the Registration Statement and to the reference to this firm in the statement of additional information that is being filed as part of the Registration Statement. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ K&L Gates LLP